SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1
to

SCHEDULE TO-I
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

RADYNE COMSTREAM INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, $.001 Par Value Per Share,
Under the Radyne Comstream Inc. 1996 Incentive Stock Option Plan and
2000 Long-Term Incentive Plan
(Title of Class of Securities)

750611 40 2
(CUSIP Number of Class of Securities)

Garry D. Kline
Chief Financial Officer
Radyne ComStream Inc.
3138 E. Elwood Street
Phoenix, Arizona 85034
(602) 437-9620
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:

Steven D. Pidgeon, Esq.
Snell & Wilmer L.L.P.
One Arizona Center
Phoenix, Arizona 85004-2202
(602) 382-6300

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**

$3,179,024.00	$292.47

*	Calculated solely for purposes of determining the filing fee. This amount is calculated on the basis of $2.80, the average of the high and low sales prices of Radyne ComStream’s Common Stock on December 20, 2002, as reported on the Nasdaq National Market, and assumes that options to purchase 1,135,366 shares of Radyne ComStream’s Common Stock will be exchanged and cancelled pursuant to this Offer.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals $92 for each $1,000,000 of the value of the transaction.

[✓]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.:	$292.47 Schedule TO-I	Filing Party: Radyne ComStream Inc. Date Filed: December 23, 2002

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rules 14d-1.
[✓]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

Introductory Statement
Items 1-11
Item 12 Exhibits.
SIGNATURE
EXHIBIT INDEX
SC TO-I/A

Introductory Statement

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 23, 2002, relating to our offer to exchange certain options to purchase shares of our common stock, $.001 par value per share, upon the terms and subject to the conditions described in the Offer to Exchange, dated December 23, 2002.

     In addition to the amendments to the Schedule TO and Offer to Exchange, dated December 23, 2002, discussed below, the Form of Letter of Transmittal and Form of Letter to Eligible Option Holders are amended as follows:

     First, the third paragraph under Instruction No. 1, beginning on page 5, in the Form of Letter of Transmittal is amended to read as follows:

     “Tenders of options made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. If the Offer is extended by Radyne ComStream beyond that time, you may withdraw your tendered options at any time until the extended expiration of the Offer. In addition, unless Radyne ComStream accepts your tendered options before 12:00 midnight, Eastern Standard Time, February 20, 2003, the date that is 40 business days from the commencement of the Offer, you may withdraw your tendered Options at any time after February 20, 2003. To withdraw tendered options you must deliver a written notice of withdrawal with the required information to Radyne ComStream while you still have the right to withdraw the tendered options. Withdrawals may not be rescinded and any options withdrawn will thereafter be deemed not properly tendered for purposes of the Offer unless such withdrawn options are properly re-tendered prior to the Expiration Date by following the procedures described above.”

     Second, the fifth paragraph of the Form of Letter to Eligible Option Holders is amended to read as follows:

     “We will grant the new options on or about the first business day, which is at least six months and one day following the date we accept and cancel the tendered options. For example, if we accept and cancel the tendered options on January 22, 2003, as currently scheduled, we will grant new options on or about July 23, 2003. The per share exercise price of all new options will equal the last reported sale price of our common stock on the Nasdaq Stock Market’s National Market on the date we grant the new options.”

Items 1-11

Items 1-11 are amended as follows:

The Offer to Exchange, dated December 23, 2002 is hereby supplemented and amended as follows:

1.	The first bullet on the second page of the Offer to Exchange is amended to read as follows:

     “The outstanding options that employees elect to exchange and that we have accepted for exchange will be cancelled on or about January 22, 2003, unless this Offer is extended. New Options will be granted no sooner than July 23, 2003, which is six months and one day after the date your tendered options are scheduled to be cancelled.”

2.	The Section titled “Summary Term Sheet,” beginning on page 1 of the Offer to Exchange is amended as follows:

a.	The bullet, titled “What are the Conditions to the Offer?” beginning on page 1 is amended to read as follows:

“The Offer is not conditioned upon a minimum number of options being tendered. However, the Offer is subject to a number of conditions, all of which are discussed in the materials provided to you in connection with this Offer. A number of these conditions are described in Section 6. We urge you to carefully read these conditions. (Section 6)”

b.	The bullet titled “When Will I Receive My New Options?,” on page 3 is amended to read as follows:

“We will grant the New Options on or about the first business day that is at least six months and one day after the date we cancel the Options accepted for exchange. For example, if we cancel tendered Options on January 22, 2003, which is the scheduled Expiration Date of the Offer, the grant date of the New Options will be on or about July 23, 2003. (Section 5)”

c.	The bullet, titled “When Does the Offer Expire? Can the Offer Be Extended, and If So, How Will I Be Notified if it is Extended?,” on page 5 is amended so that the last paragraph reads as follows:

“If the Offer is extended, we will make a public announcement of the extension no later than 9:00 a.m. Eastern Standard Time on the next business day following the previously scheduled expiration of the Offer period. (Section 1)”

d.	The bullet, titled “Will I Receive a Confirmation Statement Verifying My Tender?,” on page 6 is amended to read as follows:

“Promptly upon expiration of the Offer, we will send each tendering option holder a letter or e-mail indicating the number of shares subject to the options that we have accepted for exchange, the corresponding number of shares that will be subject to the New Options and the expected grant date of the New Options.”

e.	The bullet, titled “During What Period of Time May I Withdraw Previously Tendered Options?,” on page 7 is amended to read as follows:

“You may withdraw your tendered options at any time before 12:00 midnight, Mountain Standard Time, on January 22, 2003. If we extend the Offer beyond that time, you may withdraw your tendered options at any time until the extended expiration of the Offer. In addition, unless we accept your tendered options for exchange before 12:00 midnight, Eastern Standard Time, on February 20, 2003, the date that is 40 business days after the commencement of the Offer, you may withdraw your tendered options at any time after February 20, 2003. To withdraw tendered options, you must deliver to us a written notice of withdrawal, with the required information while you still have the right to withdraw the tendered options. Once you have withdrawn options, you may re-tender options only by again following the delivery procedures described above. (Section 4)”

3.	The first bullet under the section titled “Risks of Participation in the Offer,” on page 8 is amended to read as follows:

“•	Participation in the Offer Will Make You Ineligible to Receive Any Option Grants Until July 23, 2003 at the Earliest.

     Employees are generally eligible to receive Option grants at any time that the board of directors or compensation committee chooses to make them. However, if we were to grant you options on any date that is earlier than six months and one day after the date we cancel the Options accepted for exchange, we would be required for financial reporting purposes to record compensation expense against our earnings. Therefore, if you participate in the Offer, you will not be eligible to receive any Option grants until July 23, 2003 at the earliest.”

4.	The last paragraph of Section 1, “Eligibility; Number of Options; Expiration Date,” on page 11 is amended to read as follows:

     “For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Standard Time.”

5.	The second paragraph of Section 4, “Withdrawal Rights,” beginning on page 13 is amended to read as follows:

     “You may withdraw your tendered options at any time before 12:00 midnight, Mountain Standard Time, on January 22, 2003. If we extend the Offer beyond that time, you may withdraw your tendered options at any time until the extended expiration of the Offer. In addition, unless we accept your tendered options for exchange before 12:00 midnight, Eastern Standard Time, on February 20, 2003, the date that is 40 business days from the commencement of the Offer, you may withdraw your tendered options at any time after February 20, 2003.”

6.	The first paragraph of Section 5, “Acceptance of Options for Exchange and Issuance of New Options,” on page 14 is amended to read as follows:

     “Upon the terms and subject to the conditions of this Offer, following the Expiration Date, we will promptly accept for exchange and cancel Options properly tendered and not validly withdrawn before the Expiration Date. If your Options are properly tendered and accepted for exchange on January 22, 2003, the scheduled Expiration Date of the Offer, you will be granted New Options on or about July 23, 2003, which is the first business day that is at least six months and one day following the date we cancel the Options accepted for exchange. If we extend the date by which we must accept and cancel Options properly tendered for exchange, you will be granted New Options on the subsequent business day that is on or about the first business day at least six months and one day following the extended date.”

7.	The second paragraph of Section 5, “Acceptance of Options for Exchange and Issuance of New Options,” on page 14 is amended to read as follows:

     “Because of accounting rules that could apply to interim Option grants as a result of the Offer, we do not expect to grant New Options to current employees until at least six months and one day after the date we cancel the Options accepted for exchange. Therefore, if you participate in the Offer, you will not be eligible to receive any Option grants until July 23, 2003 at the earliest.”

8.	The last paragraph of Section 5, “Acceptance of Options for Exchange and Issuance of New Options,” on page 15 is amended to read as follows:

     “For purposes of the Offer, we will be deemed to have accepted for exchange options that are validly tendered and not properly withdrawn as, if, and when we give written notice to the option holders of our acceptance for exchange of such options. Subject to our rights to extend, terminate, and amend the Offer, we will accept promptly after the expiration of the Offer all properly tendered options that are not validly withdrawn. Promptly upon expiration of the Offer, we will send each tendering option holder a letter or e-mail indicating the number of shares subject to the options that we have accepted for exchange, the corresponding number of such shares that will be subject to the New Options, and the expected grant date of the New Options.”

9.	Subparagraph (f) of Section 6, “Conditions to the Offer,” on page 17 is amended to read as follows:

     “any change or changes shall have occurred in the business, condition (financial or other), assets, income, operations, or prospects of Radyne ComStream that is reasonably likely to have a material adverse effect to Radyne ComStream:”

10.	Section 10, “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options,” is supplemented to include the following:

     “As of December 23, 2002, our executive officers and directors (9 persons) as a group beneficially owned options outstanding under the 1996 Incentive Stock Option Plan to purchase a total of 455,862 of our shares, which represented approximately 44.7% of the shares subject to all options outstanding under the 1996 Incentive Stock Option Plan as of that date. As of the same date, our executive officers and directors as a group beneficially owned options outstanding under our 2000 Long-Term Incentive Plan to purchase a total of 903,570 of our shares, which represented approximately 39.4% of the shares subject to all options outstanding under the 2000 Long-Term Incentive Plan as of that date. Executive officers and directors as a group beneficially owned options outstanding under both of the above-referenced plans to purchase a total of 1,359,432 of our shares, which represented approximately 41% of the shares subject to all options outstanding under these plans as of that date.

     None of the options owned by our executive officers and directors are eligible to be tendered in the Offer.

     The following table below sets forth the beneficial ownership of each of our executive officers and directors of options under the eligible plans outstanding as of December 23, 2002. The percentages in the table below are based on the total number of outstanding options to purchase shares of our common stock under the eligible plans and eligible agreements, which was 3,315,547 as of December 23, 2002.

		Number of Shares	Percentage of Total
		Covered by	Outstanding
		Outstanding	Options Under the
Name	Position	Options	Eligible Plans

Robert C. Fitting	Chief Executive Officer	378,085	11.4%
Brian J. Duggan	President	270,990	8.2%
Steven W. Eymann	Executive Vice President	362,475	10.9%
Garry D. Kline	Chief Executive Officer	218,082	6.6%
Lim Ming Seong	Chairman	-0-	*
Yip Loi Lee	Director	36,000	1.1%
C. J. Waylan	Director	31,500	*
Dennis W. Elliott	Director	36,000	1.1%
Kum Chuen Tang	Director	26,300	*

*	Less than one percent.”

11.	The third paragraph of Section 14, “Extension of Offer; Termination; Amendment,” on page 28 is amended to read as follows:

     “Amendments to the Offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the amendment must be issued no later than 9:00 a.m., Eastern Standard Time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to option holders in a manner reasonably designated to inform option holders of such change.”

Item 12 Exhibits.

(a)	(1)	Offer to Exchange, dated December 23, 2002*

	(2)	Form of Letter of Transmittal*

	(3)	Form of Confirmation to Optionees Electing to Participate in the Offer to Exchange*

	(4)	Form of Letter to Eligible Option Holders*

	(5)	The Company’s Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002 and incorporated by reference*

	(6)	The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 15, 2002 and incorporated by reference*

	(7)	The Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 19, 2002 and incorporated by reference*

	(8)	The Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002 and incorporated by reference*

(b)	Not applicable.

(d)	(1)	Radyne ComStream Inc. 2000 Long-Term Incentive Plan incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8, as filed with the Commission on July 19, 2000 (File No. 333-41704)*

(d)	(2)	Radyne ComStream Inc. 1996 Incentive Stock Option Plan incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8, as filed with the Commission on March 12, 1997 (File No. 333-23159), as amended by an Amendment to 1996 Incentive Stock Option Plan incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8, as filed with the Commission on November 18, 1998 (File No. 333-67469)*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: January 7, 2003.

RADYNE COMSTREAM INC.

By:	/s/ Garry D. Kline

Garry D. Kline Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)	Offer to Exchange, dated December 23, 2002*
(a)(2)	Form of Letter of Transmittal*
(a)(3)	Form of Confirmation to Optionees Electing to Participate in the Offer to Exchange.*
(a)(4)	Form of Letter to Eligible Option Holders*
(a)(5)	The Company’s Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002 and incorporated by reference*
(a)(6)	The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 15, 2002 and incorporated by reference*
(a)(7)	The Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 19, 2002 and incorporated by reference*
(a)(8)	The Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002 and incorporated by reference*
(d)(1)	Radyne ComStream Inc. 2000 Long-Term Incentive Plan incorporated by reference to Exhibit 4 to the Company’s Registration Statement, as filed with the commission on July 19, 2000 (File No. 333-41704)*
(d)(2)	Radyne ComStream Inc. 1996 Incentive Stock Option Plan incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8, as filed with the Commission on March 12, 1997 (File No. 333-23159), as amended by an Amendment to 1996 Incentive Stock Option Plan incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8, as filed with the Commission on November 18, 1998 (File No. 333-67469)*

*	Previously filed